Exhibit 99.1

Obsidian Energy Announces Strategic Belly River Acquisition

CALGARY, June 2, 2026 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announced today the acquisition of high-return Belly River light oil assets in the Wilson Creek area of Willesden Green (the “Acquisition”), consolidating the Company’s position as the largest Belly River producer and deepening our core light oil development platform. The transaction is immediately accretive to funds flow from operations and strengthens the Company’s multi-year Willesden Green growth program.

Highlights:

•
Acquires approximately 2,500 boe/d of high-quality Belly River light oil production (76% oil) and 35 net sections of land in the Wilson Creek area of Willesden Green
•
Unadjusted purchase price of $105 million in cash ($96 million net of closing adjustments), initially funded through existing cash and credit facilities; anticipated closing on or about June 30, 2026
•
Transaction implies approximately $38,400 per flowing boe/d and 3.2x net operating income (“NOI”, net of closing adjustments) at US$80.00/bbl WTI for 2026, and $32,000 per flowing boe/d and 2.1x NOI at US$72.50/bbl WTI for 2027
•
2027 six-well development program expected to grow acquired production to ~3,000 boe/d, generating approximately $45 million NOI and $15 million of free cash flow (“FCF”) at WTI US$72.50/bbl for 2027
•
Increases our total Belly River drilling inventory to over 100 net locations to date, including 36 identified 2P development locations on the acquired lands
•
2P reserves of 13.6 MMboe ($17.20/boe including FDC) and a 15-year Reserve Life Index; PDP reserves of 3.4 MMboe ($27.71/boe)
•
Net debt to FFO projected to be approximately 1.1x at year-end 2026, maintaining our strong balance sheet position post transaction

“This transaction is highly accretive and a natural extension of our existing Belly River position in Willesden Green,” said Stephen Loukas, President and CEO of Obsidian Energy. “The contiguous land and production we are acquiring deepens our operating footprint and scale in the area. Obsidian Energy is uniquely positioned to grow the assets and unlock their full potential where historical development has been constrained by natural gas egress, a limitation we are best positioned to address through our existing field infrastructure which we intend to expand.”

Mr. Loukas continued, “We plan to begin development of the acquired lands in 2027 with a six-well program, building on the operational momentum from our recent Belly River activity and our expanded second half 2026 capital program. The Belly River is a long-term growth platform for the Company, underpinned by a deep inventory capable of generating attractive returns. We believe the expanded Willesden Green asset can grow toward a sustained ~20,000 boe/d in a supportive oil price environment, delivering significant FCF to our shareholders.”

TRANSACTION DETAILS

Obsidian Energy has entered into a purchase and sale agreement with Highwood Asset Management Ltd. (the "Vendor") to acquire 35 net sections of land in the heart of the Belly River play and approximately 2,500 boe/d of production (based on May 2026 field estimates) in the Wilson Creek area of Willesden Green. The transaction has an effective date of April 1, 2026, and is anticipated to close on or about June 30, 2026, initially funded through the Company's existing cash and credit facilities. Following close, the Company's total Willesden Green land holdings will increase to ~290 net sections, with pro forma corporate production increasing to approximately 31,400 boe/d (based on the mid-point of our 2026 guidance).

On a pro forma basis, the transaction increases Willesden Green liquids weighting from 49% to 55%, with reserves across all categories carrying an approximate 71% liquids weighting. Based on 2027 forecast production of approximately 3,000 boe/d on the acquired assets, the transaction implies an acquisition cost of approximately $32,000 per flowing boe/d. We are currently estimating the acquired assets generate an operating netback of approximately $42.25/boe at US$72.50/bbl WTI in 2027. Reserve estimates are based on Obsidian Energy’s internal review effective July 1, 2026.

The total cash consideration payable at close is approximately $96 million, reflecting an initial unadjusted purchase price of $105 million less estimated closing adjustments of approximately $9 million. In addition, a contingent value payment ("CVP") of up to $7 million may be payable in quarterly installments of up to $1.75 million from Q3 2026 through Q2 2027, subject to a range of average WTI prices in the applicable quarter. If the applicable WTI threshold is achieved, the quarterly CVP is calculated at $116,667 for each US$1/bbl increase based on average WTI above the threshold price, up to a maximum payment of $1.75 million. The applicable WTI thresholds and maximums are as follow:

	WTI ($US/bbl)
Quarter	Threshold	Ceiling Maximum
Q3 2026	$85.00	$100.00
Q4 2026	$80.00	$95.00
Q1 2027	$75.00	$90.00
Q2 2027	$72.50	$87.50

TRANSACTION SUMMARY

Purchase Price (Net)[1]	$ millions	96
Average May 2026 Production	boe/d	2,500
Total Land	net sections	35
Drilling Locations (2P)	gross booked	36
Reserves[2]
PDP	MMboe	3.4
1P	MMboe	8.7
2P	MMboe	13.6
2P RLI	years	14.7
Acquisition Metrics
1P (incl. FDC of $117 million)	$/boe	24.40
2P (incl. FDC of $140 million)	$/boe	17.20
Total Decommissioning Liability[3]	$ millions	12.2

(1)
Purchase price of $105 million less estimated closing adjustments of $9 million.
(2)
All reserves data presented herein in respect of the Acquisition was based on Obsidian Energy’s internal analysis, effective July 1, 2026, using Q1 2026 IC3 Forecast Pricing.
(3)
Decommissioning liability presented on an undiscounted, uninflated basis.

PRO FORMA BELLY RIVER LAND POSITION

Illustration: Land map of existing Obsidian Energy land in the Belly River and acquired land.

Advisors

BMO Capital Markets is acting as financial advisor and Burnet, Duckworth & Palmer LLP are acting as legal counsel to Obsidian Energy on the Acquisition.

REVISED 2026 GUIDANCE

Following the closing of the Acquisition, the Company expects to provide updated 2026 guidance that incorporates the acquired assets and associated transaction impacts.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

DRILLING LOCATIONS

This news release discloses proved and probable drilling inventory obtained from the Vendor’s Reserves Report in addition to internal analysis and account for drilling locations that have associated proved and probable reserves. The drilling locations considered for future development will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Under NI 51-101, proved (1P) reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable (2P) reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	Gigajoule

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three months ended March 31, 2026, are available on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; operating netback; NOI; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Net operating income is the absolute value of production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs and transportation expenses and is used to determine the profitability of our assets.

Operating netback is our netback which includes production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses, however, excludes realized risk management gains and losses on commodity contracts. This metric is used in capital allocation decisions and to economically rank projects.

Non-GAAP Ratios

The following measures are non-GAAP ratios: operating netback ($/boe), which uses operating netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations on how the Acquisition will impact our Company, including but not limited to our growth program, production and associated production weightings, infrastructure requirements, development plan, inventory, land holdings, reserve metrics, netbacks, and generated FCF; how we plan to fund the Acquisition and expected closing date; and when we expect to put out our revised 2026 guidance.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; the ability of Obsidian Energy and the Vendor to close the Acquisition, including the receipt of all required regulatory approvals in respect of the Acquisition; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior secured noted (“Notes”) on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that the Vendor may not receive all necessary approvals for closing the Acquisition; the risk that all conditions of closing the Acquisition may not be met; the risk that the Acquisition may not close when anticipated, or at all; the risk that the Company may not achieve all of the anticipated benefits of the Acquisition; the risk that the Company’s financial and operating results post Acquisition may not be consistent with its expectations; the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the mandatory joint review of the Canada-United States-Mexico Agreement ("CUSMA") on July 1, 2026, including the risk that the members ultimately withdrawing from CUSMA, which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our Notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our Notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or Notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our Notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Israel; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca),

EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com